10815 Rancho Bernardo Road, Suite 310

San Diego, CA  92127

August 30, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

RE:

ImageWare Systems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 2, 2011

File No. 001-15757

Dear Ms. Mills-Apenteng:

We thank you for your comment letter dated August 11, 2011 (the “Comment Letter”) addressed to ImageWare Systems, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

As indicated in the Company’s letter to the Staff, dated August 23, 2011, the Company was considering adding an additional proposal to the Consent Solicitation Statement, which it has done.  The Company has therefore included an additional proposal, and added the requested disclosure in response to the Staff’s Comment Letter, in an amended Preliminary Proxy Statement on Schedule 14A filed contemporaneously with this letter (“Statement”).

Proposal 1:  Amendment of the Certificate of Incorporation to Increase the Number of Shares of Authorized Common Stock

1.

The adoption of your proposal to increase the number of authorized shares of common stock will enable the holders of outstanding convertible notes and warrants to convert or exercise these securities.  You state that you currently do not have enough authorized shares available for issuance upon the conversion of certain notes and warrants issued to a significant investor.  Because you have a plan to use a portion of the shares that will be authorized upon adoption of the proposal, you should provide information about the potential issuances of those shares that would be required, were shareholders voting directly on the issuance of those shares.  Refer to Note A to Schedule 14A.  Accordingly, your proxy statement should include disclosure responsive to Item 11 and/or Item 12 of Schedule 14A to enable investors to make informed voting decisions.  Revise your disclosure, as applicable.  Informing shareholders that the proposal relates to “certain notes and warrants” fails to describe the purpose and intended impact of the proposal with adequate specificity.

RESPONSE:  We considered the application of Note A to Schedule 14A when drafting the Statement, including the application of Item 11 and Item 12 of Schedule 14A, and determined that such Items are inapplicable.  While the proposed amendment to the Company’s Certificate of Incorporation is intended to increase the number of authorized shares of Common Stock that could be issued, including issuances upon the exercise or conversion of Derivative Securities (as such term is defined in the Statement), approval of such proposed amendment does not result, nor is it intended to specifically result, in the issuance of such Derivative Securities, including the Notes and Warrants.  In this regard, such Derivative Securities have previously been issued, and their issuance is not affected by whether stockholders approve the proposed amendment.   Moreover, the Shares of Common Stock that may be issued upon the exercise or conversion of Derivative Securities, including the Notes and Warrants, may never be issued in the event the Derivative Securities are never exercised or converted into Shares of Common Stock.

The Derivative Securities, including the Notes and Warrants, were issued over a period of several years and in numerous transactions.  As a result, to include disclosure, in addition to the disclosure already provided in the Statement regarding the number of shares of Common Stock issuable upon exercise or conversion of the Derivative Securities, would likely mislead investors to believe that they are being asked to consider the increase to allow for the issuance of the Derivative Securities themselves, rather than the Common Stock issuable upon exercise or conversion of Derivative Securities already issued.

In response to the Staff’s comment, however, we have added additional disclosure to the Statement to include the specificity requested by the Staff regarding the Notes and Warrants. We believe that this additional disclosure, together with the existing disclosure set forth in the Statement, contains substantially the information otherwise required by Items 11 and 12 of Schedule 14A.  In addition, we believe that the Statement adequately describes the purpose and intended impact of Proposal 1, and therefore provides stockholders with more than adequate information to make an informed decision with respect to Proposal 1.

2.

You state on page 4 that your significant investor has agreed that the conversion of certain outstanding notes and the exercise of certain warrants is contingent upon the approval of the proposed amendment.  Discuss the implications if the proposed transaction is not approved.

RESPONSE:  We have added additional disclosure in response to the Staff’s comment so that stockholders are informed regarding the implications if Proposal 1 is not approved by stockholders.

3.

 We note that Items 11 and 12 of Schedule 14A, which appear applicable to your transaction, require the information specified by Item 13 of Schedule 14A.  If you do not believe that such information is necessary for an informed voting decision, please provide us with your analysis supporting that conclusion.

RESPONSE:  As indicated in our response to Comment No. 1 above, we do not believe that Items 11 and 12 are applicable.  Even assuming arguendo that such Items applied, we do not believe that the financial information required by Item 13 is material to the exercise of prudent judgment with respect to the proposals set forth in the Statement.  Without limitation, in support, Instruction 1 to Item 13 indicates that:

 “…the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

The proposal to increase the number of authorized shares of Common Stock, including for the purpose of allowing for the exercise or conversion of Derivative Securities, is not being proposed to allow for an exchange, merger, consolidation, acquisition or similar transaction, as contemplated by the Instruction.

Ownership of Securities, page 8

4.

 Please revise your beneficial ownership table to present share ownership in a manner consistent with the requirements of Item 403 of Regulation S-K.  In this regard, your current table includes shares as beneficially owned by shareholders, such as Goldman Capital, although those shares are not currently held and may not be acquirable within 60 days.  Specifically, shares that could only be acquired if proposal 1 is adopted are not beneficially owned for Item 403 purposes and should not be reported as beneficially owned as of July 29, 2011.

RESPONSE:  We have revised the beneficial ownership table as requested by the Staff.  In addition, we have added disclosure, in response to Comment No. 5 below, showing the impact on beneficial ownership in the event Proposal 1 is not approved, and the Company did not issue the shares of Common Stock upon exercise or conversion of the Notes and Warrants; however, as noted above, the Company may elect to issue such shares of Common Stock, thereby affecting shares not presently exercisable or convertible, or shares not otherwise held by stockholders included in the beneficial ownership table.

5.

 It appears that the adoption of proposal 1 will materially affect the beneficial share ownership of some holders included in the table.  To assist investors in understanding the impact of the proposal’s adoption, we suggest that you provide pro forma columns to the table, showing post-adoption share and percentage ownership.

RESPONSE:  We have added the disclosure, as requested by the Staff.

6.

 Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers over the shares held of record by the legal entities listed in your beneficial table.  Refer to Securities Exchange Act Rule 13d-3.

RESPONSE:  We have added the disclosure, as requested by the Staff.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the responses or the Amendment, please contact the undersigned at (858) 673-8600, Ext. 390.

Very truly yours,

/s/ Wayne Wetherell

Wayne Wetherell

Chief Financial Officer

cc:

Daniel W. Rumsey

Disclosure Law Group